Reeds, Inc.
13000 South Spring Street
Los Angeles, CA 90061

December 9, 2004

Attn: Pradip Bhaumik, Examiner
Securities & Exchange Commission
Mail Stop: 3-8
Washington D.C.

Subject: Change of Counsel for Reed's, Inc.
re: Form SB-2 #333-120451

Dear Mr. Bhaumik,

We wish courteously to inform you of a change of securities counsel pursuant all work and correspondence as regards the SB-2
Registration Statement of Reeds, Inc., filed November 12, 2004.

All correspondence and communications with Lance Kimmel, Esq. regarding Reeds, Inc.s Registration Statement should cease; instead please direct all correspondence to Larry Horwitz, Esq. of Horwitz and Cron using the contact information referenced below.

Contact information:
Larry Horwitz
Four Venture Plaza
Suite 390
Irvine, CA 92618

Phone:(949) 450-4972
FAX:(949) 453-8774

Thank you for your consideration in this matter.

Sincerely,


Christopher J. Reed, CEO & Founder
Reeds, Inc., A Delaware Corporation